Filed by Freightos Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Gesher I Acquisition Corp.

Commission File No. 001-40897

Date: September 7, 2022

The following is a transcript of a podcast interview first made available on September 7, 2022.

Darren Rockman (Definitely Uncertain): This is the Definitely Uncertain Podcast brought to you by Goldrock Capital each week; we look at how High Net Worth families can improve their lives, decisions, and investments in a deeply uncertain world. We always aim to provide practical information, even if we can't offer specific investment advice.

Zvi Schreiber (Freightos Limited, Chief Executive Officer): Hey, Darren.

Rockman: For those of you who don't remember from last time we had Zvi on, probably about a year ago, he is a many time entrepreneur in Israel, he has a host of successes behind him. And today he is the CEO of Freightos which is, we'll talk a little bit more about what Freightos is a little later on, he's also the author of a number of books. Most recently, Money Going Out of Style, which, was really topical when we spoke about it in 2021, pre all the crazy inflation, which has certainly made money go out of style. So, Zvi, as usual was ahead of the curve. So, Zvi, we're going to talk a lot about inflation, supply chains, but in order to set the scene, you are the founder and head of Freightos which is exactly in this area.

Tell us a little bit about what Freightos is, what you do, and that'll help us move on to the other part of the podcast.

Schreiber: Sure. Well down to make it simple, Freightos is like Booking.com for goods. So, if you want to book a flight, you go to Booking.com or Kayak or Sky Scanner. If you want to ship a container by ocean or air cargo, you go to freightos.com.

And so, people may not appreciate that this is a very large industry, obviously. A significant proportion of the world economy is global trade. About $20 trillion a year of goods are transported. And there's an industry of well over a trillion dollars to transport those goods.

And if you look at the labels on your clothes and your devices, you'll remind yourself that most of what you buy is imported. So, this is a big part of our lifestyle, big part of our economy. Some of your listeners may be surprised to know that this whole industry is still mostly offline. We've started to change that, some other people have started to change that, but still today, if you call up a what's called a freight forwarder, which is like a sophisticated travel agent for goods in a way, and you ask to ship stuff, even on a major trade lane like China, US, or, India to France, you'll often wait two or three days for a price quote, the price quote will typically be non-binding, subject to change, the transit time will be vague. So, you've got this very big, very important industry still doing business to a large extent in the 20th century style, and Freightos is the digital booking platform which is starting to digitalize all of that.

Rockman: Right, and this is for both water-based cargo, so shipping, and also for air cargo. Correct?

Schreiber: Correct. Take into account that very roughly, by volume, 90% of goods are going by ocean, which is much cheaper but much slower. But by value, I think over 30% of goods are going by air because a lot of the more expensive stuff, whether it's, jewelry or, high fashion or iPhones, a lot of the more valuable stuff is going by air. Having said that all kinds of goods go by air whenever the ocean supply chain fails us. And that's happening a lot at the moment. Then even regular fashion or toys may go by air because there just isn't time and ocean is delayed.

Rockman: So that's a good segue into what we've we wanted to talk about, which is, the disruptions that have happened around the supply chain. Let's just take a step back a couple of years and just talk through the story of what happened in 2020, what was the immediate impact of COVID and how the sort of domino effect has spread all the way untill today.

Schreiber: Yeah. So yeah, in 2020, there, there was a virus which was doing the rounds.

Rockman: Really?! Barely remember it anymore. Something about putting cleaners up your nose and that type of thing.

Schreiber: Right. And the way the world responded to that was very different to how anyone predicted.

Initially of course the stock markets crashed and there was a recession. Coming out of that something happened, which I don't know anyone who predicted this, which is that actually people spent record amounts of money in 2021 on goods, on imported goods and on goods in general; retail broke all kinds of records.

Of course, it was more eCommerce and less physical retail, but the total retail was breaking records. And the reason for that, of course, and now we understand, is because people were spending less money on travel and less money on restaurants and other services. And yet there was still plenty of money to go around because the economy survived fairly well and the governments printed a lot of money, to the point you made on inflation. And so, people had about as much money as before, but they spent more of it on goods. Additionally, people were spending more time at home, so they bought more junk for their home.

And this took everyone by surprise. In America, which is obviously the biggest economy, people were buying roughly 15% more than the pre-COVID record. Now, the shipping network was not designed for that. Ships are expensive, cranes are expensive, trucks and trains are expensive. Nobody designed this network with 15% spare capacity; a network which was normally growing 2% or 3% a year. And so, in 2021, we got very significant bottlenecks and just backlogs, whether the ports couldn't cope, the trucks couldn't cope, the rail hubs couldn't cope. There were backlogs everywhere.

So that was the main and we still haven't fully recovered from that. I think it has eased a little, but we still haven't fully recovered from that.

Rockman: And by backlogs, ships hanging outside of ports waiting to get a birth, goods sitting on docks not being able to get unloaded, and trucks stuck at the outside of major hubs not able to get their goods off the trucks.

Schreiber: Exactly. All of the above. Yes, the most visible one, which everyone will remember is at the peak more than a hundred ships hanging outside Long Beach. I was in Long Beach and they did tactfully ask them to wait just beyond the horizon. So, you had to, you didn't need a drone or helicopter to see them, but there was well over hundred ships at one point, that's less now.

But yes, backlogs at every other part of the network as well. So that was the most significant thing that happened. Now there've been other things as well. There's been weather, increasingly common weather disruptions, there's been lockdowns. Of course, COVID is still a huge issue in China. There continue to be rolling lockdowns in China. And more recently as the labor shortage takes hold there's been a lot of labor disputes. Port of Oakland was shut down and many other labor disputes.

Rockman: And then of course, we then had Ukraine and some of the distractions there, which also created all types of issues as those ports, which are important hubs for wheat and obviously for the requirements to replace some of the natural gas coming out of Russia.

Schreiber: Yeah, absolutely. So that's right, energy and food, but also actually an interesting disruption to air cargo from a couple of angles. First of all, there's a fairly significant air cargo called AirBridge Cargo, which is Russian, which got sanctioned in various ways and took some capacity out of the air market. But also all the other, almost all the Western airlines can't fly over Russian airspace now. And suddenly, the flight from let's say Europe to China is longer than it was, which of course reduces capacity because you can do fewer flights per week. And then of course the cost of the fuel as well. So that's also been a significant factor.

Rockman: Absolutely. So, what you're describing is a sort of a network that really was unable to handle what was being thrown at it and started to break apart in all different places, on sea, on rail, trucks, everything. How did that get reflected into freight costs? And I know that Freightos, you track these very careful.

Schreiber: Yeah, that's right. We don't just track that, but we provide the indexes, which everyone else uses to track it. So, we publish every day the FBX, the Freightos Baltic Index, which is available on Bloomberg screens and the like.

Rockman: And every so often on LinkedIn as well, like yesterday.

Schreiber: Yeah. And, actually, an exciting thing since we last spoke is that the CME, the Chicago Mercantile Exchange, the world's biggest derivatives exchange, now trades futures on our index that we published.

Rockman: Wow. Amazing.

Schreiber: So that's become a significant index there or benchmark now with trading as well.

We also publish the FAX index, the Freightos Air Index. So, I think it's fair to say that we publish the leading indexes that everyone uses to track ocean prices and air prices. And yeah, ocean prices in their peak last year were 10 times pre-COVID level. So, if I look at FBX zero one, which is the price of shipping a 40-foot container from China to the U.S. west coast, which is obviously perhaps the most important trade lane, certainly one of the most important, so that was $1,000 to $2,000 pre-COVID, it was fluctuating in that range. It peaked at about $20,000, believe it or not. Now it's eased back, I didn't look for a couple of days, but around $7,000 or so.

Rockman: So still significantly higher.

Schreiber: Yes. So about three times more than pre-COVID, three times less than the peak. Still significantly elevated, but also a lot less. Air has not been as volatile. Certainly, it's prices have gone up a bit with energy costs and other issues, but on the other hand, there's a lot of capacity. So, a lot of flights are getting back in the air, because remember that half of air cargo goes on passenger flights. So as passenger flights come back, there's more capacity,

Rockman: So, it doesn't happen that as passenger planes are empty, there's more room for cargo. It's actually the opposite?

Schreiber: Yes, it's the opposite. Now having said that you're right. That in certain cases, airlines took the passenger plane and either put boxes…

Rockman: Put chickens on the seats.

Schreiber: Yeah. Chickens, but yeah, strapped in boxes on the seats or they actually took out the seats and converted it into a freighter. So, there was a little bit of that. But that's quite an expensive thing. So overall, when passenger flights were canceled, there was a lot less capacity for cargo overall.

Rockman: And that reduction in price, is that effectively a reflection of the system being under less stress? Is it on the supply side that there are more trucks available, there are more ships available or is it that demand is coming off or what is moving this?

Schreiber: On the ocean side, it's almost all demand. The supply of ocean capacity is fairly stable. Takes a long time to build a new ship. So that's happening a little bit. Occasionally a new ship comes because people have been building new ships, which is also hard when the supply chains aren't working well, but they are trying to build new ships and new cranes. So, there's a gradually, a little bit of new capacity. But by far, what moves ocean pricing is the demand and yes, demand has been easing a little bit. And also, ironically, of course there was the big lockdown in Shanghai and before that there was a big lockdown in Shenzhen, so that reduces supply of goods, but actually, reduces demand for shipping. You can’t ship goods if they’re not being produced. So that actually gave the ports a little bit of time to catch up. It wasn't any help for the supply chains, but it was helpful for the shipping network.

Rockman: And in the last couple of months, as the Fed has been signaling to the markets that they're getting much more serious about fighting inflation and effectively bringing on some form of slowdown, probably recession, if we're not already there, is that really the sort of driver of reduced demand, or is it that just the binge buying that happened in 2021 has now ended, everybody's now spending their money on holidays, haircuts and dog grooming or whatever other services they're spending money on, is there any way of parsing those out?

Schreiber: You can parse them out because you can look at overall consumer spending versus spending on goods. I don't have those numbers on my fingertips, but I think it's definitely both. I think obviously the economy has slowed down a bit and overall consumer spending is going to slow down a bit, presumably because of inflation and interest rates, as you said, even though employment is still pretty full in the west. And yes, without a doubt, people are spending more money on services and getting out of the house more so I think both. Yeah.

Rockman: And clearly having prices go from $20,000 a container down to $7,000, and that number is going down, is obviously reducing costs for producers which is then going to probably reduce costs ultimately for the consumer.

Schreiber: Well, I never say anything is going down. It has gone down, that doesn't imply momentum. It's quite possible that you're right, but it could also go up. Who knows? But yes, that's a significant part of inflation when it comes to the goods part of the Consumer Price Index. Shipping, it depends a lot on the good, but shipping can be anything from 3% to 20% of the price of an imported product, and most products are imported in the west. So, yes, the shipping price itself is a non-trivial component of inflation.

Rockman: And I assume it's also, you mentioned earlier that, a lot of producers actually moved from sea cargo onto air cargo, which is vastly more expensive. So, if your Levi Strauss, jeans are now going on a ship rather than going, on a plane, that also will have an impact.

Schreiber: Yeah, for sure. I don't think anyone is moving everything to air. There are some products, including, by the way, fast fashion, interestingly, Inditex Zara moves a lot of their stuff by air because they change it so quickly. So, there's all kinds of things which go by air regularly. But, for regular fashion or toys or other goods, which aren't very high value, I don't think anybody's moving everything to air. But they do use air to compensate when the ship's stuck outside Long Beach and the shop is empty. They will use it and yes, that's very expensive, so that will be effective.

Rockman: Yeah. And as the system starts to heal itself obviously they're going to have to do that a lot less than they're having to do last year.

Schreiber: I assume so, but, who knows if the system's going to heal itself? I mean, yes, we're getting past COVID probably. But like you said, there's this awful war in Ukraine, there's increasing weather issues, there’s labor issues, COVID is still a big issue in China. There's still no shortage of disruptions, which is bad for the system. Honestly, it's good for Freightos because we're a digital booking platform. So, when people need to switch around a lot, when things are stable and people can just create a long-term contract, then that's less good for us. But the world isn't working that way for all the reasons we said; people need the agility to switch around. And that's actually good for Freightos as a digital booking platform.

Rockman: And, speaking of Freightos, so how have you found the transition by all of the various stakeholders in the global freight business getting off pieces of paper and faxes and then moving onto a 21st century solution.

Schreiber: Well, it was very slow and then it was very fast, if I can say it like that. So, if you look at air, which is further along that transition, it took a shockingly long time for any airlines to have an API, a digital connection for book pricing and booking air cargo. We got the first API in 2018 from Lufthansa and then we got two more in 2019, but even going into 2020, we only had three airline groups who had any kind of API, any kind of digital connection, which is really weird when you compare it to passenger, which started its electronic journey, I probably mentioned this last time I can't remember, in 1963. That's when American Airlines started Sabre and you could do some kind of, they didn't call it digital in those days, but you could, if you had a big enough five-year mainframe, you could actually book a passenger electronically in 1963.

Rockman: You bought out half million-dollar mainframe, and then you could save $2.

Schreiber: But if you were the world's biggest travel agent then maybe you invested in that mainframe and you did that. So, that was 1963. American Airlines gave us an API for cargo in this year, in 2022. So, there was a bit of a lag between passenger and cargo. So that was weird how long that took. Having said that, since around 2020, 2021, as we got enough airlines, and then we got some of the big guys, Qatar and Turkish and Lufthansa and the IG group, which is British Airways, Air France, KLM. So as those guys came along, the industry adopted digital booking on our platform. Our platform is called WebCargo by Freightos. They adopted at an amazing pace. It's grown easily a hundred X in the last two years. And it's growing tens of percent every quarter. So that's been, it took a lot of patience until that started, but when it did it's been amazing to see that the industry can change quite quickly.

Especially when it's just booking, choosing a flight and booking air cargo on a webpage is just so much easier than phoning around the airlines, it's a no brainer. And we don't charge the freight forwarders to use that and they just adopted it really rapidly. We have now 3,500 forwarders. So that, that was exciting. Ocean is still taking time. We're only this year starting to get ocean liners who are getting on board with any kind of digital strategy. One or two exceptions, but it's really only starting this year, next year.

But I think we knew, when I started Freightos I knew, I was tackling a big conservative industry. I didn't realize how long it would take, but there's a compensation, which is that once it's ready, once you get to the tipping point, it can go very quickly, which is great.

Rockman: Another example of Corona accelerating digital transformation and bringing forward changes that were supposed to happen, should have happened, but needed that catalyst.

Schreiber: Yeah. To some extent, I think it was happening anyway, because as we went into 2020 we already had three airline groups and a pipeline. So even before anyone had heard of COVID we could see it was happening. So COVID gave it an extra push forward, but the time had come, either way.

Rockman: Okay. By the way, considering the fact that my wife lost her suitcase and it took her eight weeks to get it back, is there anything you're doing in the suitcase business?

Schreiber: Yes, I travel with a trolley bag. Always.

Rockman: So, given the growth of Freightos, the sort of next step is that you, you filed, or are filing, to go public.

Schreiber: Yes. So, we signed a definitive business combination agreement with a SPAC, a blank check company called Gesher I. And now the next stage is we'll file a prospectus with the SEC. And we have committed capital. I know some SPACs have got a bad name potentially, but this is a SPAC which came with some very high-quality long-term investors who committed to put in $80 million and committed to lock it up and leave that capital in.

So, in that respect, it's a really, a very high-quality transaction, I think. And that's right, now we need to file a prospectus with the SEC, discuss that with them back and forth for a few months. And as soon as they say that's ready hopefully that merger will close and we'll be traded on Nasdaq.

Rockman: And why now? Why is the time to go public now, considering the market has been, you know, dodgy, is that the word, or difficult, throughout this year.

Schreiber: Yeah. I think, the reason was more to do with the timing for Freightos, not the markets. So, markets are what they are. We're not going public to exit, we're going public to raise capital and to have a currency with which we can make more acquisitions. And if the market's low or high on the day that we start trading, that's really not relevant to the long-term rationale for going public.

The long-term rationale for going public is as a better way to raise capital now and a better way to raise capital in the future. And because there's a lot of interest, in the, I think we've reached also predictable growth now. We got to a stage where we can actually predict, which you need when you're going public, we can actually predict how fast our platform will grow.

And I think what helps us a lot is the attention, this podcast being an example, there's a lot of interest in supply chains now. And so, I don't need to spend as long as I used to, I still give the quick intro, but, three or four years ago, I had to spend more time explaining to the average investor…

Rockman: Why this was even interesting.

Schreiber: Yeah. So that's helpful. I think that the market wants to see solutions to this.

Rockman: Fantastic. Best of luck with that and hope that it's a huge hit and thanks for giving us the insights into what's actually going on now because obviously everybody's watching the inflation numbers. We're not quite clear, it's not clear to anybody where things are going and freight is just such a huge part of that and so important.

Schreiber: Thanks, Darren.

Rockman: Terrific. Thank you very much. And thanks everybody for, listening and watching, and there are more podcasts coming away. Keep a look out. Thanks. Bye-bye.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Freightos Limited’s (“Freightos”) and Gesher I Acquisition Corp.’s (“Gesher”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos and Gesher. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others in connection with the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’ inability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Gesher’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of Gesher and Freightos filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Freightos nor Gesher presently know or that Freightos and Gesher currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ and Gesher’s expectations, plans or forecasts of future events and views as of the date of this communication. Freightos and Gesher anticipate that subsequent events and developments will cause Freightos’ and Gesher’s assessments to change. However, while Freightos and Gesher may elect to update these forward-looking statements at some point in the future, Freightos and Gesher specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ and Gesher’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos intends to file a registration statement on Form F-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) which will include a preliminary proxy statement to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION.

Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

Gesher, Freightos and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.